March 31, 2014

Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-6010

Re:	Pluristem Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013 (the "Filing")
Filed September 11, 2013
File No. 001-31392

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter of March 19, 2014, with respect to the above-captioned Filing.  For ease of reference, our response is keyed to your comment (inserted in italicized font).

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 1. Business

Ongoing Research and Development Plans, page 6

1.
We note your response to our comment 1 and your position that the royalty rate represents confidential information. However, you should still disclose the royalty rate within a range of 10%, e.g. single digits, teens, etc.  This is true even if the exact percentage rate has been redacted pursuant to a grant of confidential treatment.  Additionally, please note that under the confidential treatment rule, we have the authority to reconsider our action in the future with respect to grants of confidential treatment.  Please include your proposed disclosure in a supplemental response that also includes the full proposed disclosure from your letter dated February 19, 2014 in response to comment 1.

Response to Comment 1:

In its next annual report on Form 10-K, the Company plans to revise and supplement its current disclosure about its agreement with United Therapeutics Corporation (the "United Agreement" and "United," respectively) to address the Staff's comment, by adding the following phrase:

"…(v) following commercialization of the product, royalties at a mid-single digit percent…"

Mr. Jeffrey P. Riedler

March 31, 2014

Accordingly, the full proposed disclosure regarding the United Agreement shall be substantially in the form below:

'On June 19, 2011, the Company entered into an exclusive license agreement (the "United Agreement") with United for the use of the Company's PLX cells to develop and commercialize a cell-based product for the treatment of Pulmonary Hypertension ("PAH").  The United Agreement provides that United will receive exclusive worldwide license rights for the development and commercialization of the Company's PLX cell-based product to treat PAH.  The United Agreement further provides for the following consideration payable to the Company: (i) an upfront payment of $7 million paid in August 2011, which includes a $5 million non-refundable upfront payment and a $2 million advance payment on the development; (ii) up to $37.5 million upon reaching certain regulatory milestones with respect to the development of a product to treat PAH; (iii) reimbursement of up to $10 million of certain of the Company's expenses if the Company establishes a GMP manufacturing facility in North America; (iv) reimbursement of certain costs in connection with the development of the product; and (v) following commercialization of the product, royalties at a mid-single digit percent and the purchase of commercial supplies of the developed product from the Company at a specified margin over the Company’s cost.

The United Agreement became effective on August 2, 2011, and will continue until the later of a few events, including termination of all patents relating to the collaboration, upon certain government action or if the parties do not develop any product under the United Agreement.  United may unilaterally terminate the United Agreement at any time and without cause.  In such event, United shall pay the Company certain costs and expenses of winding down any non-cancellable commitments made by the Company prior to the date of termination and cease all development activities in connection with the United Agreement.'

*           *           *

We acknowledge and understand the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +972-74-710-8759, or Shy S. Baranov at (617) 338-2932 or Howard E. Berkenblit at (617) 338-2979, both attorneys at Z.A.G/S&W LLP, the Company's U.S. counsel, if you have any questions or require additional information.

Respectfully,

Pluristem Therapeutics, Inc.
By:	/s/ Boaz Gur-Lavie

cc:	Shy S. Baranov, Esq.
Howard E. Berkenblit, Esq.